UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
ION MEDIA NETWORKS, INC.
(Name of Issuer)
Class A Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
46205A103
(CUSIP Number)
Daniel Lampert, Esq.
200 South Biscayne Boulevard, Suite 1000
Miami, Florida 33131
305-755-9500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 19, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 19, 2007 (the “Original Schedule 13D”), by Steven Robert Zeiger and Nancy Ann Zeiger, his wife (the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically amended and supplemented by this First Amendment, all other provisions of the Original Schedule 13D shall remain in full force and effect.
Item 4. Purpose Of Transaction.
     Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following immediately after the first paragraph thereof:
     On April 19, 2007, the Reporting Persons, by and through their attorneys, submitted a letter (the “Recommendation Letter”) to the Board of Directors of the Issuer (the “Board”) setting forth certain reasons why the Board should accept the January 17, 2007 proposal put forth by NBC Universal, Inc. and Citadel Limited Partnership, as amended and modified to date and disclosed in public filings (most recently on April 11, 2007) (the “CNBC Proposal”), as opposed to the competing restructuring proposal made by the Ad Hoc Committee of certain preferred stockholders of the Issuer (the “Ad Hoc Proposal”) . The following is a summary of the reasons to accept the CNBC Proposal referenced in the Recommendation Letter (capitalized terms used in the following bullets but not otherwise defined shall have the meanings ascribed to such terms in the Recommendation Letter):
•	The CNBC Proposal is supported at least by: (a) the lengthy and mutually beneficial relationship between the Company and NBC/Universal, including their substantial previous investments in the Company, and the many synergies between the operations of the Company and those of CNBC; (b) the substantial and evident financial resources that CNBC and their corporate affiliates possess; (c) the substantial benefit that the CNBC Proposal’s One Hundred Million Dollars ($100,000,000) of fresh capital from a disclosed, financially capable source will bring to the Company’s operations; (d) as modified repeatedly in favor of the holders of the Company’s preferred stock, full and fair consideration and values for the Company’s preferred stock; and (e) a full and fair payment in respect of the Company’s common stock.

•	In contrast, the Ad Hoc Proposal has at least the following disadvantages: (a) failure to identify the principals backing the Ad Hoc Proposal; (b) failure to identify any source of capital for the payments (e.g., the payments in respect of Common Stock) required by the Ad Hoc Proposal; (c) a dependence upon a merger or bankruptcy proceeding as the means of execution for the Ad Hoc Proposal; and (d) perhaps, a reduced price for the Company’s Common Stock if interest stops accruing on their payment and keeps running under the CNBC Proposal. The Ad Hoc Proposal also presents purely a financial proposal and offers the Company none of the potential synergies presented by the business combination the CNBC Proposal contemplates.

•	The Ad Hoc Proposal’s dependence on a merger or bankruptcy proceeding as its means of execution merits further comment because both methods raise serious pitfalls. A merger would require stockholder approval that may well be impossible to obtain, while a bankruptcy proceeding would entail substantial business and legal risks that the Company should seek to avoid. For all of the reasons set forth in this letter, the Company’s common stockholders are more likely than not to disapprove of the Ad Hoc Proposal and prefer the CNBC Proposal, making stockholder approval of such a merger highly problematic. The Ad Hoc Proposal therefore includes a bankruptcy approval process as an alternative means of execution. However, a bankruptcy would create at least the following detriments and risks: (a) serious and substantial potential adverse effects that a bankruptcy can create for any business, but particularly for a business like the Company’s that depends upon its perception by public audiences and advertisers, (b) greatly increased professional and other administrative fees and liabilities (including expenses of an unsecured creditors’ committee and their professionals), (c) risk that the prepackaged deal comes unwrapped by a competing offer once the bankruptcy puts the Company in “play”, and (d) risks that any payment to common stock would be subordinated and ultimately reduced or not paid at all.

•	Although both proposals are subject to negotiation and execution of definitive documents, this situation strongly supports negotiating with CNBC first. The CNBC Proposal includes a May 7, 2007 deadline for its definitive documents. That deadline ties into complex agreements and arrangements among CNBC, the Company and the Company’s largest single common stockholder, which may make it difficult to extend that deadline. The Ad Hoc Proposal, in contrast, has a “Target Effective Date” of June 30, 2007 that does not appear connected to any external agreement or arrangement and so could be more flexible than the deadline in the CNBC Proposal.

•	In this scenario, the Company should negotiate first with CNBC because the Ad Hoc Proposal supplies more than adequate incentive to keep CNBC trading in good faith toward definitive documents, while the Ad Hoc Proposal shows every likelihood of deteriorating in the negotiation process. CNBC has demonstrated this by repeatedly improving their deal terms in response to the Ad Hoc Proposal. The Ad Hoc Proposal could even serve as a back up bid if the Company cannot reach definitive agreements on the CNBC Proposal. In contrast, if the Company negotiates the Ad Hoc Proposal first, the Company will miss the May 7 deadline for the CNBC Proposal. The Ad Hoc Proposal can only get worse for the Company as those negotiations proceed after the Company can no longer meet CNBC’s May 7 deadline. The Ad Hoc Proposal lacks any earnest money deposit, any financial commitment, and once the Company rejects the CNBC Proposal, the Ad Hoc Committee has every reason to reduce their bid.
     The foregoing description of the reasons set forth in the Recommendation Letter for the Board to accept the CNBC Proposal is not complete and is subject to the Recommendation Letter. A copy of the Recommendation Letter is attached hereto as Exhibit 99.2 and incorporated herein by reference.
     Except as set forth herein, in the Original Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.2	Letter dated April 19, 2007, to the Board of Directors of ION Media Network, Inc., from attorney Daniel Lampert, Esq., of Berger Singerman, P.A., on behalf of Steven Robert Zeiger and Nancy Ann Zeiger, his wife.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

April 20, 2007	/s/ Steven Robert Zeiger
Steven Robert Zeiger

/s/ Nancy Ann Zeiger
Nancy Ann Zeiger

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